# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Angi Inc., CIK 0001705110
CUSIP: 00183L102
Title of class of securities: Class A Common Stock, par value $0.001
Address of issuer's principal executive offices: 555 WEST 18TH STREET, NEW YORK, New York (NY), 10011
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-24-002016
Filed by CIK 0001922318

## Reporting persons
- Pale Fire Capital SICAV a.s.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 452,381; sole dispositive power 0; shared dispositive power 452,381; aggregate amount beneficially owned 452,381 (0.9% of the class)
- Pale Fire Capital investicni spolecnost a.s.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 452,381; sole dispositive power 0; shared dispositive power 452,381; aggregate amount beneficially owned 452,381 (0.9% of the class)
- Pale Fire Capital SE: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 452,381; sole dispositive power 0; shared dispositive power 452,381; aggregate amount beneficially owned 452,381 (0.9% of the class)
- Senkypl Dusan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 452,381; sole dispositive power 0; shared dispositive power 452,381; aggregate amount beneficially owned 452,381 (0.9% of the class)
- Barta Jan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 452,381; sole dispositive power 0; shared dispositive power 452,381; aggregate amount beneficially owned 452,381 (0.9% of the class)

## Item 1. Issuer
Name of issuer: Angi Inc.
Address of issuer's principal executive offices: 3601 Walnut Street, Suite 700, Denver, Colorado 80205

## Item 2. Person Filing
Name of person filing:
This statement is filed by Pale Fire Capital SICAV a.s., a Joint Stock Company organized under the laws of the Czech Republic ("PFC SICAV"), Pale Fire Capital investicni spolecnost a.s., a Joint Stock Company organized under the laws of the Czech Republic ("PFC IS"), Pale Fire Capital SE, a Societas Europaea organized under the laws of the Czech Republic ("Pale Fire Capital"), Dusan Senkypl and Jan Barta. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

PFC IS is the investment manager of PFC SICAV and may be deemed to beneficially own the Class A Common Stock, par value $0.001, of the Issuer (the "Shares") owned directly by PFC SICAV. Pale Fire Capital is the controlling person and sole shareholder of each of PFC SICAV and PFC IS and may be deemed to beneficially own the Shares owned directly by PFC SICAV. Mr. Senkypl is a control person and Chairman of the board of Pale Fire Capital and may be deemed to beneficially own the Shares owned directly by PFC SICAV. Mr. Barta is a control person and Chairman of the supervisory board of Pale Fire Capital and Chief Investment Officer of PFC IS and may be deemed to beneficially own the Shares owned directly by PFC SICAV.
Address of principal business office or, if none, residence: The address of the principal office of each of PFC SICAV, PFC IS, and Pale Fire Capital is Zatecka 55/14, Josefov, 110 00 Prague 1, Czech Republic. The address of the principal office of Mr. Senkypl is Jestrabi 493, Osnice, 252 42 Jesenice, Czech Republic. The address of the principal office of Mr. Barta is Na bateriich 104/35, Brevnov, 162 00 Prague 6, Czech Republic.
Citizenship: Each of PFC SICAV, PFC IS and Pale Fire Capital is organized under the laws of the Czech Republic. Each of Messrs. Senkypl and Barta are citizens of the Czech Republic.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 31, 2025:

(i) PFC SICAV directly owned 452,381 Shares;

(ii) PFC IS, as the investment manager of PFC SICAV, may be deemed the beneficial owner of the 452,381 Shares directly owned by PFC SICAV;

(iii) Pale Fire Capital, as the controlling person and sole shareholder of each of PFC SICAV and PFC IS, may be deemed the beneficial owner of the 452,381 Shares directly owned by PFC SICAV;

(iv) Mr. Senkypl, as a control person of Pale Fire Capital and Chairman of its board, may be deemed the beneficial owner of the 452,381 Shares directly owned by PFC SICAV; and

(v) Mr. Barta, as a control person of Pale Fire Capital and Chairman of its supervisory board and Chief Investment Officer of PFC IS, may be deemed the beneficial owner of the 452,381 Shares directly owned by PFC SICAV.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that such Reporting Person does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

The number of Shares reported owned by each person named herein have been divided by 10 pursuant to the Issuer's one-for-ten reverse stock split effective on March 24, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2025 (the "Reverse Stock Split").
Percent of class:
The following percentages are based upon 49,965,368 Shares believed to be outstanding as of March 31, 2025, which represents the sum of: (i) 8,143,954 Shares (as adjusted to reflect the Reverse Stock Split) outstanding as of February 7, 2025 which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2025, (ii) 120,350 Shares (as adjusted to reflect the Reverse Stock Split) issued to IAC Inc. ("IAC") on March 7, 2025 in connection with the settlement of certain equity awards held by the Issuer's employees, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2025, and (iii) 41,701,064 Shares issued in connection with IAC's conversion of its shares of the Issuer's Class B common stock, par value $0.001 per share, on March 31, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2025.

As of the close of business on March 31, 2025, (i) PFC SICAV beneficially owned approximately 0.9% of the outstanding Shares and (ii) each of PFC IS, Pale Fire Capital and Messrs. Senkypl and Barta may be deemed to beneficially own approximately 0.9% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed on February 6, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pale Fire Capital SICAV a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Authorized Representative (05/02/2025)
- Pale Fire Capital investicni spolecnost a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Board Member (05/02/2025)
- Pale Fire Capital SE: /s/ Jan Barta, Jan Barta, Chairman of the Supervisory Board (05/02/2025)
- Senkypl Dusan: /s/ Dusan Senkypl, Dusan Senkypl (05/02/2025)
- Barta Jan: /s/ Jan Barta, Jan Barta (05/02/2025)